Exhibit 99.1

MiX Telematics Announces Resolved Legal Disputes Regarding Charles “Skip” Kinford

BOCA RATON, Fla. & SALT LAKE CITY--(BUSINESS WIRE)--October 21, 2014--MiX Telematics North America, Inc. and inthinc Technology Solutions, Inc., providers of fleet management and driver safety solutions, today announced that they have resolved all legal disputes between them involving MiX's hiring of Charles "Skip" Kinford as CEO of the MiX Americas business. The terms of the settlement reached by the parties are confidential.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers in more than 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

CONTACT:
Investor Contact:
ICR for MiX Telematics
Sheila Ennis, +1-855-564-9835
ir@mixtelematics.com